ADS Tactical, Inc.
621 Lynnhaven Parkway
Virginia Beach, VA 23452
August 15, 2011
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop – 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director, and Scott Anderegg, Staff Attorney

Re:	ADS Tactical, Inc. Form S-1 Registration Statement (SEC File No. 333-172118)
Dear Mr. Owings:
     In accordance with Rule 477 under the Securities Act of 1933, as amended, ADS Tactical, Inc. (the “Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the above-captioned registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 8, 2011, and was amended by Amendment No. 1, filed on April 4, 2011, and further amended by Amendment No. 2, filed on April 28, 2011, Amendment No. 3, filed on June 20, 2011, Amendment No. 4, filed on July 18, 2011 and Amendment No. 5, filed on July 25, 2011. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.
     The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”). The Registrant has determined not to move forward with its proposed initial public offering at this time due to unfavorable market conditions. Because the Registrant does not intend to proceed with the proposed offering at this time, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Registrant’s Common Stock were made pursuant to the Registration Statement.

     The Registrant requests that in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     If you have any questions with respect to this request, please contact Ian Schuman of Latham & Watkins LLP at (212) 906-1894.

Very truly yours, ADS Tactical, Inc.
By:	/s/ Luke M. Hillier
	Name:	Luke M. Hillier
	Title:	Chief Executive Officer and Director